FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

May 27, 2008.

ITEM 3:	News Releases

A news release was issued on May 27, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company (AMEX: CXZ) (TSX: CXX) announced the appointment of Derrick (Rick) Gill, BComm to the Board of Directors of the Company, effectively immediately.

ITEM 5:	Full Description of Material Change

The Company (AMEX: CXZ) (TSX: CXX) announced the appointment of Derrick (Rick) Gill, BComm to the Board of Directors of Crosshair, effective immediately. From 1995 to 2007, Mr. Gill was Executive Vice President and a Director of Voisey’s Bay Nickel Company Inc. (VBNC). His principle responsibilities included government relations and public affairs. He was a member of the three person team that negotiated the Voisey’s Bay Development Agreement with the Government of Newfoundland and Labrador and was chief negotiator for the Impacts and Benefits Agreements with the Nunatsiavut Government and the Innu Nation.

Mr. Gill was Executive Vice President and Director of Diamond Fields Resources Inc. (DFR) in 1995 and 1996. He was the resident executive of DFR for the Voisey's Bay project in Newfoundland and Labrador with specific responsibilities for government and aboriginal relations. He also managed corporate communications and was company spokesperson with the news and financial trade media during the takeover battle between Inco and Falconbridge for the $4.3 billion acquisition of VBNC. Mr. Gill has more than 30 years experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and Director of Strategic Concepts Inc. (SCI), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

May 27, 2008.